August 9, 2007

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Assistant Director
Gregory S. Belliston, Division of Corporation Finance

Re:	Monogram Biosciences, Inc. (the “Company”)

Schedule 14A

Filed July 27, 2007

File No. 0-30369

Gentlemen:

Pursuant to the Securities and Exchange Commission’s (the “Commission”) letter dated August 6, 2007 regarding the above referenced preliminary proxy statement on Schedule 14A (the “filing”), the undersigned registrant acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MONOGRAM BIOSCIENCES, INC.

By:	/s/ Alfred G. Merriweather
Alfred G. Merriweather
Senior Vice President and Chief Financial Officer

cc:	Steven M. Przesmicki, Esq.
Michael E. Tenta, Esq.